

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Peter Anevski
Executive Vice President and
Chief Financial Officer
111 Eighth Avenue
New York, NY 10011

> **Re:** **WebMD Health Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed May 10, 2013**
> **File No. 001-35337**

Dear Mr. Anevski:

We have reviewed your letter dated June 5, 2013 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 66

1.   We note that you state in your response to prior comment 3 that mobile usage trends as of December 31, 2012 did not have a material effect on the revenue. On page 17 of the

Form 10-Q for the quarterly period ended March 31, 2013, you disclosed that the page views delivered by mobile increased again and that desktop page views were lower than prior year. You also disclose that mobile is not yet a meaningful source of revenue. Explain why revenue has not been affected by the shift towards mobile usage. If another revenue stream is offsetting a decline due to the decrease in desktop page views, describe why you have not provided a discussion and analysis of this revenue stream.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief